UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 22, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☑  Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐  No  ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary & General Counsel

Date: March 22, 2010

22 March 2010
LGL shares included in FTSE Index
Lihir Gold Ltd (LGL) shares have been included in key FTSE indices from the start of business today.
The company’s stock has been added to the FTSE All World Index, as well as sub-indices including the FTSE Asia Pacific Index and the FTSE Australia Index.
The move follows refinements to FTSE criteria enabling the inclusion of LGL due to its primary listing on the Australian Securities Exchange.
The All World Index is reweighted quarterly with an annual review in March each year.
FTSE Group (“FTSE”) is a world-leader in the creation and management of indexes, working with investors in 77 countries globally.
FTSE indexes are used extensively by investors world-wide for investment analysis, performance measurement, asset allocation, portfolio hedging and for creating a wide range of index tracking funds.
FTSE calculates over 120,000 end of day and real-time indices covering more than 80 countries and all major asset classes.
The FTSE All-World Index Series is the Large/Mid Cap aggregate of 2,700 stocks from the FTSE Global Equity Index Series. It covers 90-95% of the investable market capitalisation.
For further information:
Joe Dowling
GM Corporate Affairs
+61 421 587755

GPO Box 905
Lihir Gold Limited	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Incorporated in Papua New Guinea	Fax: +617 3318 9203	Level 9, 500 Queen Street
ARBN 069 803 998	Website: www. LGLGold.com	Brisbane QLD 4000 Australia